Mail Stop 4561

January 26, 2010

Mr. William J. Davis
Chief Financial Officer
Allscripts-Misys Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

   Re: Allscripts-Misys Healthcare Solutions, Inc.
      Form 10-K for the Fiscal Year Ended May 31, 2009
      Filed July 30, 2009
      Form 10-Q for the Fiscal Quarter Ended August 31, 2009
      Filed October 13, 2009
      Forms 8-K Filed July 20, 2009 and September 29, 2009
      File No. 000-32085

Dear Mr. Davis:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

             Sincerely,

             Kathleen Collins
             Accounting Branch Chief